Compensation Report 2025 On Holding AG Exhibit 99.2

COMPENSATION REPORT 2025 Dear Shareholders, On behalf of the Board of Directors (“BoD”) and the Nomination and Compensation Committee (“NCC”), we are pleased to present the Compensation Report for On Holding AG (“On”) for the financial year ended December 31, 2025. Our Compensation Philosophy On remains steadfast in its commitment to a compensation architecture that reflects our core values and entrepreneurial spirit. Our framework is designed to foster a diverse and inclusive environment while rigorously rewarding exceptional performance. We believe this strategy is fundamental to nurturing our unique partnership culture, ensuring the organization achieves its full potential and continues to deliver sustainable growth and profitability expansion. Scope of the Report The 2025 Compensation Report details On’s compensation policy, principles, and governance framework. It provides full disclosure regarding the remuneration awarded to the members of the BoD and the Executive Officers for the 2025 financial year. For the purposes of this report, the “Executive Officers” include our “Founders” (David Allemann, Olivier Bernhard, and Caspar Coppetti) and our “CEO”, Martin Hoffmann. Furthermore, this report includes disclosure for Marc Maurer, who transitioned from his role as co-CEO on April 1, 2025, to an advisory capacity through the conclusion of his contractual term on March 31, 2026. 2025 Strategic Adjustments In late 2024, the NCC and BoD approved targeted adjustments to the Founders’ compensation framework and Executive Officer compensation levels, which became effective in 2025. The focus of these adjustments was to align the Founders’ remuneration to the Company’s long-term growth and shareholder value appreciation and address compensation levels that were previously low compared to our peer group for the co-CEOs. To appropriately reflect the scope of Martin Hoffmann’s expanded responsibilities following the Company’s transition from a co-CEO to a single CEO-structure, additional compensation was awarded to Martin Hoffmann midyear. While these specific adjustments ensure our leadership’s incentives remain competitive and commensurate with their roles, the core principles of our philosophy remain unchanged. We are confident that our current compensation structure effectively aligns long-term shareholder value creation with the retention of the key talent necessary for On’s continued success as a global public company. Governance and Shareholder Voting This report has been prepared in accordance with the Swiss Code of Obligations (Art. 732 et seq.) and applicable listing standards. In alignment with Swiss corporate law and our Articles of Association, we will submit the following proposals for shareholder approval at the upcoming Annual General Meeting (“AGM”): — Prospective Binding Votes: On the maximum aggregate compensation for the BoD for the term spanning the 2026 AGM to the 2027 AGM, and the maximum aggregate compensation for the Executive Officers for the 2027 financial year. — Retrospective Binding Vote: On a supplementary amount relating to Executive Officer compensation for the 2025 financial year. — Consultative Vote: On the acceptance of this 2025 Compensation Report. Alex Pérez (Chairman) Amy Banse Helena Helmersson 2 While the consultative vote is non-binding, it serves as a critical mechanism for shareholders to express their views on our overall compensation governance and practices. We appreciate your continued trust in On and look forward to your support at the forthcoming AGM. Sincerely, Members of the Nomination and Compensation Committee

3COMPENSATION REPORT 2025 CONTENTON HOLDING AG Compensation Policy and Principles Talent Attraction, Retention, and our Employee Value Proposition Compensation Governance Mandates outside the On Group Board of Directors Compensation Executive Officers Compensation Outlook for 2026 Compensation 04 08 09 12 13 16 34

XXXXXON HOLDING AG COMPENSATION REPORT 2025 Compensation Policy and Principles Our compensation policy is designed to align the interests of our shareholders, the BoD, Executive Officers and key talent. On is committed to a compensation strategy that supports our values and rewards exceptional 4 Alignment to On’s core values Reward entrepreneurial mindset and value contribution Alignment to long-term success of On Commitment to diversity, equity, and inclusion Win with the Right Talent – Growth is a Team Sport 05 04 03 02 01 performance across all levels and roles. While we continue to review and refine our compensation framework annually to ensure market relevancy, the core principles of our compensation philosophy remain unchanged.

5ON HOLDING AG COMPENSATION REPORT 2025 At On, performance isn’t just about meeting targets and objectives; it’s also about how you show up and contribute to the team. When rewarding team members, an important factor is performance, and how they embody our five spirits, Explorer, Athlete, Team, Positive, and Survivor, in their actions and decisions. We believe a key differentiating factor of On is the culture we have kept throughout the years and this remains core to our company strategy. Alignment to On’s core values Reward entrepreneurial mindset and value contribution Alignment to long-term success of On Commitment to diversity, equity, and inclusion We encourage all team members to challenge the status quo and explore new and creative ideas, using an entrepreneurial mindset to drive initiatives and create long term value. We directly link cash-based variable compensation to the achievement of the company targets we have set, which includes both financial metrics and strategic priorities. Through the lens of the Explorer Spirit, we highlight and reward the individual and collective contributions necessary to reach these milestones. We prioritize succeeding together over the long-term. For our senior leaders and key contributors, a significant portion of their compensation is delivered through long-term incentives (LTI). This structure ensures that our team remains focused on sustainable growth and the long-term vision of the brand, directly aligning their interests with those of our shareholders. We believe that our growth and success is a direct result of our culture, its diversity and a fair and inclusive work environment where all team members feel respected and have the space to thrive. We continue to be committed to championing a work environment that promotes fairness and meritocracy. This means a workplace where all team members can succeed regardless of gender, race, social or ethnic origin, sexual orientation, age, disability, religion, or other distinguishing characteristics. On assesses all aspects of employment, including training, promotion and compensation, against this commitment to fairness and inclusion. COMPENSATION POLICY AND PRINCIPLES 04030201

6ON HOLDING AG COMPENSATION REPORT 2025 Win with the right talent — growth is a team sport At On, growth has never been a solo act. Our success is built on consistent execution, high standards, and the collective effort of teams who show up with craft, curiosity, and courage every day. We win as a team. To remain among the fastest-growing premium sportswear brands globally, we must continue to attract, develop, and retain exceptional talent across all our key markets. Winning with the right talent is not only about hiring great people, it is about creating an environment where people can perform at their best, grow with the business, and build something meaningful together. Our culture is widely admired for its entrepreneurial spirit, human centricity, and commitment to innovation. As we scale, we are simultaneously doubling down on People and AI, using technology where we see fit to accelerate learning, and free up time for the work that truly creates value. At the same time, we are investing 05 deeply in leadership development, cultivating a growth mindset across the organisation, strengthening succession planning for critical roles, and making a small number of strategic, high-impact hires to set On up for long-term success. This is complemented by our continued evolution of new ways of working which are designed to increase clarity, speed, accountability, and collaboration across functions and regions. Growth is a team sport, and high performance is a system outcome: strong leadership, the right capabilities in the right roles, clear operating rhythms, and a culture where people are trusted to take responsibility and raise the bar. From a Total Rewards perspective, we conduct annual global market benchmark reviews to ensure our compensation and benefits remain competitive and aligned with our talent strategy across all key markets in which we operate, from Zurich to Portland to Shanghai and beyond. COMPENSATION POLICY AND PRINCIPLES

7XXXXXON HOLDING AG COMPENSATION REPORT 2025 What we do How our philosophy translates into our compensation guidelines: What we don’t do Align interests: Explicitly link BoD and Executive Officer compensation programs with shareholder value creation. Pay for performance: Weigh the executive pay mix toward variable compensation, tied to financial performance and share price. Capped incentives: Apply reasonable payout caps to all incentive plans to mitigate excessive risk-taking. Market benchmarking: Consider relevant peer market practices when designing and setting compensation levels. Annual audits: Rigorously analyze and review compensation programs and practices on an annual basis. Avoid excess: We do not provide excessive executive benefits or perquisites. No guarantees: No portion of variable compensation is guaranteed; all performance- based pay remains strictly “at-risk”. No automatic salary increases: We do not provide for contractual or automatic salary increases; all adjustments are subject to review and are based on performance, expanded responsibilities, and relevant market data. No multi-year guaranteed tenure: We do not grant multi-year employment terms. All agreements are for an indefinite duration with standard notice periods to ensure flexibility and performance alignment. COMPENSATION POLICY AND PRINCIPLES

COMPENSATION REPORT 2025 Talent Attraction, Retention, and our Employee Value Proposition 8 Employer brand & talent attraction On is positioned as an employer of choice in a highly competitive talent market. Our employer brand is strengthened through high-impact, data-informed hero moments across the employee lifecycle, including On Ignition Days and Leadership@On, which reinforce why On is a great place to work. These experiences drive attraction, engagement, and advocacy across our global workforce. External recognition is leveraged to support market positioning and will continue to be used more systematically to amplify our employer brand. EVP, storytelling & relentless obsession for excellence Our Employee Value Proposition (EVP) is actively strengthened through sharper storytelling and a more intentional LinkedIn presence. In a clear, consistent, and compelling way, we tell the unique story of our workspace, workplace, and workforce — how we design environments for performance, build cultures of craft and care, and develop people who raise the bar. This narrative reinforces our relentless obsession for excellence in leadership, performance, and team-building, and differentiates On as an employer for high-performing, purpose-driven talent. Talent density & leadership strength We continue to build strong talent density by attracting and retaining high-calibre leaders and specialists in critical roles, including recent strategic hires at C-suite level (e.g., Chief Innovation Officer, Chief Human Resources Officer, Chief Financial Officer). Combined with the strength of our existing leadership and Total Rewards teams, this demonstrates that our Total Rewards strategy is effective in securing critical capabilities and strengthening leadership depth across the organisation. Forward look (outlook) Our Total Rewards strategy is delivering results in a highly competitive market. We see clear progress in attraction, retention, and leadership capability. The strength and maturity of the team executing this agenda enable continued refinement and disciplined delivery. As we grow and mature, we will continue to evolve our incentive programs to ensure they remain competitive, relevant to our market, and aligned with the talent profiles and performance expectations required to deliver our long-term strategy. For 2026, this includes moving from a mix of two and three-year performance periods to only three-year performance periods for our performance stock unit awards.

ON HOLDING AG COMPENSATION REPORT 2025 9

Compensation Governance

The compensation governance framework at On is structured around three primary stakeholders: the Nomination and Compensation Committee (NCC), the Board of Directors (BoD), and the Shareholders (AGM). The specific roles, authorities, and responsibilities of these bodies are codified in On's Articles of Association, Organizational Regulations, and the NCC Charter.

Regulatory framework

Pursuant to the Swiss Code of Obligations and On's Articles of Association, the following provisions govern our compensation practices:

— Shareholder approval (Art. 7(11) and 21): Defines the binding and prospective voting mechanism for the maximum aggregate compensation of the BoD and Executive Officers.
— NCC mandate (Art. 19): Outlines the specific powers and duties delegated to the NCC.
— General principles (Art. 20): Establishes the foundational criteria for remuneration.
— Supplementary amount (Art. 22): Details the provisions for additional compensation for Executive Officers appointed following the AGM's prospective approval.

Division of responsibilities

The following table delineates the allocation of duties between the NCC, the BoD, and the AGM, in accordance with Articles 7 and 19 of the Articles of Association:

	NCC	BOD	AGM
Compensation strategy and guidelines	P	A	
Compensation principles (Articles of Association)	P	A (Subject to AGM approval)	A (Binding vote, in case of changes)
Key terms of compensation framework for the BoD and Executive Officers	P	A	
Maximum aggregate compensation of the non-executive BoD members	P	A (Subject to AGM approval)	A (Binding vote)
Maximum aggregate compensation of the Executive Officers (including, where applicable, for their activities as executive members of the BoD)	P	A (Subject to AGM approval)	A (Binding vote)
Individual total compensation for each of the Executive Officers	P	A	
Employment and termination agreement for each of the Executive Officers	P	A	
Compensation Report	P	A	A (Consultative)

A: Approve — P: Propose

COMPENSATION REPORT 2025 Role of the shareholders at the AGM The BoD submits four separate compensation- related proposals for shareholder approval at the AGM (Art. 7, Art. 19, Art. 21 and Art. 22): — Vote I: Consultative vote for the Compensation Report of the preceding financial year. — Vote II: Maximum aggregate amount of compensation of the non-executive BoD members for the term of office from AGM until the next AGM. — Vote III: Maximum aggregate amount of compensation of the Executive Officers (including, where applicable, for their activities as executive members of the BoD) for the following financial year. — Vote IV: Supplementary amount of compensation of the Executive Officers for the preceding year (if and to the extent applicable). Composition and duties of the NCC The NCC is composed of at least three members of the BoD (Art. 19) that are elected individually at the AGM by the shareholders on an annual basis pursuant to Swiss law and On’s Articles of Association. All current members of the NCC are “non-executive” in accordance with the provisions of the Swiss Code of Best Practice for Corporate Governance. The NCC has the duties of supervision and governance of On’s compensation frameworks and philosophy, compensation of the BoD and the Executive Officers as well as the performance evaluation of the Executive Officers. The chairperson of the NCC ensures that the BoD is kept informed in a timely and adequate manner during the term of office with regard to the NCC’s area of responsibility. Please refer to the Corporate Governance section of the Compensation Report for further details on NCC composition, duties and election. The chairperson of the NCC convenes NCC meetings as often as the business of On requires, but at least twice a year. 10COMPENSATION GOVERNANCE

COMPENSATION REPORT 2025ON HOLDING AG Role of the independent compensation consultant The NCC has engaged Compensia, Inc. as its independent advisor for executive and management compensation topics. Compensia reports directly to the NCC, and provides market data and advises on evolving trends and best practices in compensation, and attends meetings and reviews materials as requested. During 2025, Compensia collaborated with the NCC to provide a range of advisory services, including: — Benchmarking and philosophy review: Conducted a comprehensive evaluation of the compensation peer group and overarching pay philosophy to ensure continued market alignment. — Executive remuneration assessment: Audited Executive Officer compensation levels against peer group data and comparable public company norms to maintain competitive positioning. — Incentive plan optimization: Analyzed the design parameters of short- and long- term incentive plans relative to market best practices and shareholder expectations. — Board compensation assessment: Performed formal review of the non-executive director compensation program to ensure the structure remains appropriate for a company of On’s scale and complexity. For other compensation consulting services including survey data services, review of international compensation plans and policies and other non-executive reward practices, On has engaged Aon and Mercer. 11COMPENSATION GOVERNANCE

COMPENSATION REPORT 2025 12 Mandates outside the On Group According to Article 23 of On’s Articles of Association, limitations apply to mandates outside of On and any of its direct or indirect subsidiaries (“On Group”) for BoD members Non-executive members of the Board of Directors Amy Banse Adobe Inc. - member of the board, chair of the compensation committee and member of the nominating & governance committee* Lennar Corporation - member of the board, the compensation committee and the nomination and corporate governance committee* Anchor Group, Inc. - member of the board LOVB San Francisco - advisor Mosaic General Partnership I - Venture Partner Dennis Durkin Oura Health Oy - member of the board WebAI - member of the board Helena Helmersson Circulose, chairperson of the board Quizrr, member of the board Mango MNG S.A., member of the board Laura Miele Electronic Arts - president of entertainment & central development British Film Institute - governor NAACP Entertainment Advocacy Council - member The Game Awards - advisory board member Alex Pérez Invenda Group AG - member of the board (until 26 June 2025) Point Break Capital GP Ltd. - member and director Point Break Capital Management LLC - founder and managing partner Point Break Capital LP - limited partner Executive Officers David Allemann Rivr AG - member of the board Swiss Institute for Contemporary Art Foundation - trustee Economiesuisse, member of the Board Olivier Bernhard SensoPro AG - member of the board Innhub La Punt AG - member of the board Sparker AG - chairperson of the board Caspar Coppetti Innhub La Punt AG - chairperson of the board Swiss Economic Award - president of the jury Martin Hoffmann Namuk Holding AG - member of the board * Mandates in listed companies and Executive Officers. The following table provides an overview of mandates held that are subject to such limitations (audited):

COMPENSATION REPORT 2025 Board of Directors Compensation Compensation components The remuneration for the Board of Directors is structured to reflect the specific roles and responsibilities of its members: — Executive members (Founders): The Founders do not receive any additional compensation for their service on the Board of Directors or for their participation in Board committees. — Non-executive members: Compensation for non-executive directors consists of an annual base fee, supplemented by additional fees for committee-related duties, including the chairpersonships of the Audit Committee and the Nomination and Compensation Committee (NCC). 13 2025 Adjustments and market positioning Effective in 2025, the base fee for non-executive members of the BoD was increased by 6%. This adjustment ensures that our non-executive directors are compensated adequately for their contributions and at a level in line with our peers. On a comparative basis, the total aggregate compensation awarded to all non-executive BoD members remains below the median, while the average compensation per non-executive member is competitive.

COMPENSATION REPORT 2025

Alignment and independence

In order to ensure the independence of the non-executive members of the BoD in executing their supervisory duties, the compensation of the non-executive members of the BoD is in the form of a fixed amount fully compensated with On Class A ordinary shares[1], payable in quarterly installments. We believe this equity-based structure reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward value contribution.

Compensation awarded to the Board of Directors in 2025

For 2025, in light of our philosophy of equal partnership, non-executive BoD members received the same annual base fee and additional compensation for duties in committees.

The following table outlines the total compensation, awarded in On Class A ordinary shares, in equity to the members of the BoD for their period of services in 2025 (audited)[2]:

1. Technically distributed as fully vested RSUs upon grant date and distributed as shares as soon as practicable.
2. Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1'000'000 at market-based conditions to be granted to BoD members. In 2025, no loans or credits were made to BoD members.

BOARD OF DIRECTORS COMPENSATION

14

Members of the Board of Directors In CHF	**Board**	**Audit Committee**	**NCC**	**Compensation** (2)	**Social security contributions** (3)	**Total BoD compensation FY25**	**Total BoD compensation FY24**
Executive Members:							
David Allemann (1)	Co-Chairman			-	-	-	-
Olivier Bernhard (1)	Member			-	-	-	-
Caspar Coppetti (1)	Co-Chairman			-	-	-	-
Non-executive Members							
Amy Banse	Member		Member	218'132	-	218'132	277'983
Dennis Durkin	Member	Chairman		259'274	-	259'274	322'178
Ken Fox (4)	Member		Member	58'544	-	58'544	221'193
Helena Helmersson (5)	Member		Member	159'588	-	159'588	-
Laura Miele	Member	Member		218'132	-	218'132	134'942
Alex Pérez	Member	Member	Chairman	259'274	-	259'274	265'322
Total				**1'172'942**	**-**	**1'172'942**	**1'221'619**

(1) No compensation for their BoD mandates; refer to Executive Officers Compensation section for details on compensation for executive activities.
(2) Represents gross CHF amounts settled in shares, valued at the applicable fair market value grant price in USD of the quarterly grant allocation converted to CHF using quarterly grant date FX rates. The number of shares is determined by dividing each BoD member's pro-rata annual fee for the term of office by the applicable fair market value grant price for the respective quarterly grant. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(3) Employer-paid social security contributions.
(4) Stepped down from, and was not nominated for re-election to, the BoD as a non-executive board member and member of the Nomination and Compensation Committee at the AGM on May 22, 2025.
(5) Elected to the BoD as a non-executive board member and member of the Nomination and Compensation Committee at the AGM on May 22, 2025.

ON HOLDING AG COMPENSATION REPORT 2025 On share ownership The table below shows the shareholdings of the BoD as of December 31, 2025 (audited)3. 2025 Class A Ordinary Shares % Class B Voting Rights Shares % % of Total Voting Power % of Total Economic Ownership Non-executive Members: Amy Banse 76’056 0.0% - - % 0.0% 0.0% Dennis Durkin 97’514 0.0% - - % 0.0% 0.0% Helena Helmersson 1’856 0.0% - - % 0.0% 0.0% Laura Miele 6’328 0.0% - - % 0.0% 0.0% Alex Pérez 9’771’110 3.3% - - % 1.5% 3.0% Total 9’952’864 3.3% - - % 1.5% 3.0% 2024 Class A Ordinary Shares Class B Voting Rights Shares % of Total Voting Power % of Total Economic Ownership 69’412 - 0.0% 0.0% 90’903 - 0.0% 0.0% - - -% -% 2’159 - 0.0% 0.0% 10’010’942 - 1.6% 3.1% 10’173’416 - 1.6% 3.1% 3. Overview does not include the Founders (refer to section on share ownership of Executive Officers below). Ken Fox stepped down from the Board of Directors at the AGM on May 22, 2025 and is therefore not included in the share ownership overview. As of December 31, 2024, Mr. Fox owned 2’369’321 Class A Ordinary Shares in his individual capacity. This does not include any shares held by entities associated with Stripes. 15BOARD OF DIRECTORS COMPENSATION

COMPENSATION REPORT 2025 Executive Officers Compensation Elements of compensation The primary objective remains the support of long-term value creation by aligning the interests of our Executive Officers and extended leadership with those of On. This framework is designed to recognize and retain the talent necessary to drive our continued success as a global public company. EXECUTIVE OFFICERS COMPENSATION 16

ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION 17

Founders Compensation Framework


LTI at target
100% PSUs
2 & 3-year performance / vesting period
LTI Grant
Vesting of
3-year PSUs
Vesting of
2-year PSUs
Additional compensation
Additional compensation
PAY MIX
(STARTING FROM
2025)
REPORTING
YEAR
REPORTING YEAR
+1
REPORTING YEAR
+2
REPORTING YEAR
+3

CEO Compensation Framework


LTI at target
100% PSUs
2 & 3-year performance / vesting period
LTI Grant
Vesting of
3-year PSUs
Vesting of
2-year PSUs
Annual bonus in
cash at target
Annual bonus
in Cash
Additional compensation
Additional compensation
Base salary
Base salary
PAY MIX
(STARTING FROM
2025)
REPORTING
YEAR
REPORTING YEAR
+1
REPORTING YEAR
+2
REPORTING YEAR
+3

Founder compensation transition

Effective in 2025, the Founders' compensation was transitioned to a 100% performance-based model, delivered exclusively through our Long-Term Incentive Plan (LTIP). Under this structure, the Founders no longer receive a base salary[4] or an annual cash bonus.

This evolution directly links their remuneration to the Company's long-term growth and shareholder value appreciation. Given their significant ownership stakes, this model ensures the Founders' interests are fully synchronized with On's pay-for-performance philosophy.

4. We believe this equity-based structure reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward value contribution.

CEO compensation framework

The CEO continues to receive a balanced mix of base salary, annual cash bonus, and long-term incentives, consistent with the framework introduced in 2023. The 2025 CEO compensation structure is outlined above:

- **Fixed Compensation:** Includes base salary, pension contributions, and other benefits.
- **Variable Compensation:** Aligns pay with performance through two distinct components:
  - **Annual Cash Bonus:** Dependent on the achievement of On's financial performance relative to annual targets.
  - **Long-Term Incentive Plan (LTIP):** An equity-based program contingent on long-term financial performance and shareholder value creation.

This variable structure is designed to strengthen leadership commitment and ensure decisions are made in the best interest of the company and its stakeholders.

18COMPENSATION REPORT 2025 FIXED COMPENSATION VARIABLE COMPENSATION Elements of Compensation Base salary (CEO and co-CEO only) Social security, pension and other benefits Annual cash bonus (CEO and co-CEO only) Long-term incentive plan Purpose Base level of income throughout the year, taking into account roles and responsibilities Participation in social security and pension plans as well as additional benefits such as child and expense allowance in line with local market practice This also includes the value of On product purchased through company funded programs and the associated social security contributions. Rewards the achievement of annual objectives on a company wide level. Rewards the achievement of long-term goals and ensures alignment with shareholder inter- est and participation in the long- term success of On. Performance / Vesting period n/a n/a One year Two and three years5 Performance measures n/a n/a Net Sales, Adjusted EBITDA Compound annual growth rates (CAGR) for Net Sales and Adjusted EBITDA. Additionally, a multiplier based on On’s Total Shareholder Return relative to peers. Payout range n/a n/a 0-125% on performance meas- ures and +/- 25% for individual performance as assessed by the BoD for a maximum payout of 150% 0-200% if TSR is positive and up to 250% if TSR is at/above 90th percentile. Payment Cash Contributions to social security and pension plans / other benefits mostly cash. Cash Performance Stock Units The 2025 Executive Officer compensation elements are summarized in the following table: 5.Percentage of total award tied to the three-year performance period increased from 50% to 75% in 2025. The performance period for all awarded PSUs will be 100% three-years starting in 2026. EXECUTIVE OFFICERS COMPENSATION

COMPENSATION REPORT 2025 Fixed compensation elements BASE SALARY The base salary for the CEO and co-CEO is typically paid in cash on a monthly basis. The salary level is determined by market benchmarks, scope of responsibility, and the individual’s experience and performance.The base salary of the CEO is reviewed annually based on the above mentioned factors, whereby adjustments are made in line with market developments. PENSION AND OTHER BENEFITS Executive Officers participate in On’s standard pension plan. Beyond retirement coverage, benefits include health care plans, insurance, or equivalent contributions, paid monthly. Non- monetary benefits, such as product allowances, are also provided to reinforce the brand’s culture and connection. Variable Compensation Elements ANNUAL CASH BONUS The annual cash bonus is designed to reward the CEO for driving overall company performance and fostering an entrepreneurial mindset. The plan is linked to annual strategic goals approved by the NCC and the Board of Directors. For 2025, the bonus was contingent upon two financial metrics - Net Sales and Adjusted EBITDA - supplemented by an individual performance assessment of the CEO. — Performance Targets: At the start of the year, the Board defines “Minimum,” “Target,” and “Maximum” goals. — Payout Structure: Performance at the “Target” level results in a 100% payout. Below “Minimum,” no bonus is paid; “Maximum” financial performance is capped at a 125% payout. — Individual Modifier: Following a year-end assessment of individual contributions, the NCC may apply a modifier of +/- 25% to the calculated financial payout. This results in a maximum potential final payout of 150% of target for the CEO. 19EXECUTIVE OFFICERS COMPENSATION

COMPENSATION REPORT 2025
EXECUTIVE OFFICERS COMPENSATION
20

LONG TERM INCENTIVE PLAN
For 2025, the plan in effect remains the 2021 Long-Term Incentive Plan ("**LTIP 2021**").

For the Executive Officers, with the exception of the CEO, equity grants awarded under the LTIP 2021 in 2025 were solely in the form of Performance Stock Units ("**PSUs**"). In recognition of expanded responsibilities, the CEO received a one-time award of Restricted Stock Units ("**RSUs**") in addition to the PSU award.

Performance Stock Units (PSUs)

For PSUs awarded in 2025, vesting is contingent on continued employment and the achievement of two financial performance metrics, Net Sales and Adjusted EBITDA both measured as a compound annual growth rate (CAGR), over a two-year and three-year performance period. Percentage of total award tied to the two-year and three-year performance periods was 25% two-year and 75% three-year for 2025. Achievement relative to each metric is assessed independently and a threshold performance level must be achieved to earn a payout for that metric. At threshold, 0% of PSUs are earned, with the number of PSUs earned to increase linearly to a maximum of 200% of target in case of achievement of the maximum performance. The financial goals for both performance periods were approved by the NCC at the beginning of the period.

Performance Achieved	% of PSUs Earned
Threshold	0%
Target	100%
Maximum	200%

6. The comparison of On's TSR will be made relative to a broad index consisting of a subset of the S&P Developed BMI Consumer Durables & Apparel Index (n=127) constituents remained in the footwear, apparel/ accessories/luxury goods and leisure products GICS codes on 31/12/2025.

Total Shareholder Return (TSR) multiplier

To further align executive rewards with shareholder returns, the earned PSUs are subject to a TSR multiplier. The multiplier can either increase or decrease the PSUs earned, based on the percentile ranking of On's TSR relative to a broad market index measured over the same two-year and three-year performance period. If On's TSR ranks below the 55th percentile of the index, the number of PSUs earned are decreased. The number of PSUs earned can be increased if TSR is above the 55th percentile and On's absolute TSR is positive. The PSUs are not eligible for upside adjustment, regardless of ranking relative to the index, if absolute TSR is negative, reinforcing the alignment with shareholder value delivered. The multiplier will be applied according to the table below:

	Multiplier Factor (x Baseline)	
Percentile Rank vs. Index	Positive TSR	Negative TSR
At/Below 25th Percentile	X 75%	X 75%
55th Percentile (Target)	X 100%	X 100%
At/Above 90th Percentile	X 125%	X 100%

The total number of PSUs that can be earned are capped at 250% of the target PSUs granted for achieving the maximum performance targets on both the financial metrics and the TSR multiplier.

CEO one-time RSU award

The one-time RSU award granted to the CEO, with an effective date of April 1, 2025, is subject to a five-year vesting term to ensure long-term retention. The award vests in three equal tranches on the third, fourth, and fifth anniversaries of the effective date, contingent upon continued employment.

COMPENSATION REPORT 2025

Peer group and benchmarking

One of our core principles is to 'Win with the Best Talent', which is supported through our compensation programs designed to attract, motivate and retain those critical to achieving On's long-term success. To ensure the competitiveness of the Executive Officers remuneration, the NCC conducts a formal analysis against a peer group of companies similar to On in scope, products and services offered and geographical presence.

Peer group selection methodology

In collaboration with Compensia, the NCC reviews the composition of the peer group annually to ensure it accurately reflects companies with high-growth trajectories and premium consumer brand positioning. The selection process is governed by the following criteria:

- **Geography:** Independent, publicly traded companies headquartered in Europe and the United States.
- **Sector Focus:** Retail and consumer products with a strong emphasis on direct-to-consumer (DTC) and e-commerce business models.
- **Financial Scale:** Companies with comparable revenue (0.5x to 2.5x On) and market capitalization (0.25x to 4x On).
- **Strategic Attributes:** Global operations, consistent high revenue growth, and significant brand recognition.

2025 Peer group

Following the annual review conducted in June 2024, the NCC approved the following comparator group to benchmark executive pay levels and practices for the 2025 financial year. The group was expanded to include additional large-scale footwear and apparel competitors, reflecting On's continued net sales growth and market valuation:

2025 Peer Group		
adidas AG	Etsy, Inc.	PUMA SE
Burberry Group plc	Foot Locker, Inc.	Revolve Group, Inc.
Canada Goose Holdings, Inc.	Garmin Ltd.	Sonos, Inc.
Columbia Sportswear Company	H & M Hennes & Mauritz AB	Under Armour, Inc.
Crocs, Inc.	Lululemon Athletica, Inc.	V.F. Corporation
Deckers Outdoor Corporation	Moncler S.p.A	YETI Holdings, Inc.
Deliveroo plc	NIKE, Inc.	

Market positioning and decision-making

When determining Executive Officer compensation, the NCC utilizes this market data as a primary reference point. However, pay decisions are not based solely on benchmarking. The NCC maintains discretion to determine appropriate positioning relative to market levels by considering:

- Individual and Company performance;
- The criticality of the role to On's long-term strategy; and
- Evolving market practices and the internal organizational context.

The NCC remains committed to reviewing this comparator group annually to ensure On's compensation architecture remains competitive against the most relevant external benchmarks.

EXECUTIVE OFFICERS COMPENSATION 21

COMPENSATION REPORT 2025 Social Security and other Benefits Target LTI Founders /Executive Members of the BoardCompensation mix and pay levels 2025 EXECUTIVE PAY ADJUSTMENTS To maintain competitive market positioning and reflect evolving roles, the Board of Directors approved the following adjustments to executive compensation for 2025: — Founders: In conjunction with the transition to a 100% performance-based model (eliminating base salary7 and annual bonuses), the Founders received an increase in their target Long-Term Incentive (LTI) grant. This restructuring resulted in a 9.4% net decrease in their total target compensation, positioning them near the 25th percentile of our peer group. — Co-CEOs: To address compensation levels that were previously below the 10th percentile of the peer group, the co-CEOs received adjustments to their base salary, target annual bonus, and target LTI. These changes resulted in a 5.3% increase in total target compensation, ensuring their remuneration remains competitive relative to our market benchmarks. MIDYEAR LEADERSHIP TRANSITION Following the departure of one co-CEO midyear, the Board appointed the remaining co-CEO as the sole CEO. In recognition of his significantly expanded responsibilities the following adjustments were approved: — A 2.2% increase in base salary and target annual cash bonus. — A one-time equity award to acknowledge the increased complexity of leading the organization while managing the finance function. Excluding this one-time award, the CEO’s total target compensation for the year remains below the 25th percentile of our peer group. PAY-FOR-PERFORMANCE AND PAY MIX In 2025, with the Founders’ no longer receiving base salary8 or an annual cash bonus, their target compensation was split into approximately 92% variable compensation in LTIP, supporting our core principle of alignment with the long-term success of On. 22EXECUTIVE OFFICERS COMPENSATION 7-8. For 2025, the Founders shall continue to receive a cash payment annually, in March when the PSUs vest, to cover the required employee pension contributions for the income earned from the vesting PSUs. This payment should result in a net payout of CHF 0. 8.5% 91.5%

COMPENSATION REPORT 2025 Co-CEOs CEO Base salary Target LTI Social security & other benefits Bonus For the co-CEOs, target compensation to start the year was split into approximately 83% variable compensation and 17% fixed compensation. Over 68% of the total target compensation is in LTIP for the co-CEOs, supporting our core principle of alignment with the long-term success of On. With the change midyear to becoming the sole CEO, the pay mix shifted slightly as outlined below with an increase in the base salary and annual cash bonus target amount plus the additional one- time equity grant. This combined with the result of the overachievement on the 2025 annual cash bonus, the actual pay mix for the CEO varied slightly, reinforcing our pay-for-performance approach. 23EXECUTIVE OFFICERS COMPENSATION 14.8% 8.0% 9.2% 68.1% 15.8% 9.0% 8.5% 66.8%

ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION 24

Compensation awarded to the Executive Officers in 2025 (audited)

	FIXED COMPENSATION				VARIABLE COMPENSATION				TOTAL COMPENSATION	
Executive Officers (in CHF)	Base salary	Social security contributions[1]	Pension contributions[2]	Other benefits[3]	Annual cash bonus [4]	Awarded annual LTIP21 grant value[5]	Awarded one-time LTIP21 grant value[6]	Estimated social security contributions on awarded equity compensation [7][8]	Total compensation FY25	Total compensation FY24
David Allemann	-	16’772	6’120	57’954	-	2’900’000	-	189’225	3’170’071	3’308’816
Olivier Bernhard	-	16’776	6’182	59’237	-	2’900’000	-	189’225	3’171’420	3’456’388
Caspar Coppetti	-	16’707	5’143	56’922	-	2’900’000	-	189’225	3’167’997	3’265’907
Martin Hoffmann	362’500	67’401	86’978	49’664	838’827	2’900’000	5’000’000	515’475	9’820’845	4’050’958
Marc Maurer [9]	340’000	66’044	84’198	51’364	630’000	2’900’000	-	189’225	4’260’831	4’125’695
Total	**702’500**	**183’700**	**188’621**	**275’140**	**1’468’827**	**14’500’000**	**5’000’000**	**1’272’375**	**23’591’164**	18’207’765

(1) Employer-paid social security contributions on base salary, annual cash bonus, and applicable other benefits.
(2) Employer-paid pension contributions.
(3) Other benefits comprise child allowance, expense allowance, and value of On product purchased through company funded programs.
(4) The payment of the annual cash bonus occurs in the year following which the compensation is allocated to; annual cash bonus amounts include the individual performance modifier applied on top of the calculated payout factor based on financial performance in 2025.
(5)Represents gross CHF amounts awarded in PSUs, valued at the applicable fair market value grant price of the annual grant allocation. The number of shares is determined by dividing each Executive Officer's annual equity entitlement by the applicable fair market value grant price. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(6) Represents gross CHF amounts awarded in RSUs, valued at the applicable fair market value grant price of the one-time promotional grant allocation in recognition of taking the full responsibilities of the CEO role. The number of shares is determined by dividing the additional equity amount of CHF 5'000'000 by the applicable fair market value grant price. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the effective date of grant of April 1, 2025, subject to an administrative period of 2-3 business days to allow for the processing of grants..
(7) Estimated future employer-paid social security contributions on gross CHF amounts awarded in PSUs or RSUs in 2025..
(8) Employer-paid social security contributions on equity-related income in 2025 totaled CHF 5,010,898. This was related to the Executive Officers PSUs that vested in 2025 and the exercising of stock options awarded in previous years (2021, 2022, and 2023). The amounts by individual were as follows: David Allemann CHF 966'646; Olivier Bernhard CHF 1'087'837; Caspar Coppetti CHF 1'903'946; Martin Hoffmann CHF 604'806; Marc Maurer CHF 447'663 (who acted as an Executive Officer until 31 March 2025).
(9) Acted as an Executive Officer until March 31, 2025. They remained on payroll for the remainder of 2025 as agreed to, and approximately CHF 2.5 million (86%) of the equity awarded in 2025 will be forfeited as per the pro-ration rules set in the LTIP 2021 plan terms.

COMPENSATION REPORT 2025 Max EXECUTIVE OFFICERS COMPENSATION Annual Cash Bonus Payout Curve Performance as % of target Threshold Target Pa yo ut a s % o f t ar ge t Outcome of the 2025 annual cash bonus performance achievement For 2025, the mechanics of the annual cash bonus remained consistent with previous periods. The maximum potential payout is capped at 150% of target, which includes an individual performance modifier of +/- 25%. The annual cash bonus was earned based on two equally weighted financial performance metrics: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. Once the threshold is achieved, the payout grows linearly from 50% to 100% for a target achievement of 91% to 100%. Maximum payout on each metric is capped at 125% of target (see illustration on the right). The two metrics have different maximum performance levels resulting in different payout curves from 100% to 125% (Net Sales was 104% of target and Adjusted EBITDA was 106% of target). Actual 2025 performance on Net Sales and Adjusted EBITDA were above the target performance level at 105.6% and 117.0% of target respectively. 75% 15 0% 10 0% 50% 0% 95% 100% 106% 117%105% 115% 125%85% Adj. EBITDA Maximum payout with indv. modifier Minimum payout with indv. modifier Net Sales 9. Refers to consolidated group financials. 25

26ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION As illustrated in the table above, the overall performance achievement for the 2025 financial year resulted in an annual cash bonus payout factor of 125.0% of the target bonus opportunity before individual performance modifiers were applied (see the illustration Y above). For 2025, the NCC and BoD assessed the individual performance and contributions of the Net Sales Adj. EBITDA 105.6% Target Achievement 125% Payout 117.0% Target Achievement 125% Payout % of Target % of Target 91% 91% 100% 100% 104% 106% Payout Rate Payout Rate 50% 50% 100% 100% 125% 125% Threshold Goal Target Goal Maximum Goal A B Ax50% + Bx50% = 125% payout factor before individual modifiers CEO and assigned an individual performance modifier between -25% and +25% to the annual bonus payout factor of 125%. The 2025 bonus for the departing co-CEO will be paid at 100%, as agreed to. The resulting total Annual Cash Bonus payout for the Executive Officers is CHF 1’468’827 for the performance in 2025. These bonus payments will be made in March 2026.

COMPENSATION REPORT 2025 2023 Three Year Performance Period Payout Curve Performance as % of target Pa yo ut a s % o f t ar ge t Threshold Max Target 50% 20 0% 15 0% 10 0% 50% 0% 100% 136% 145%125% 150%75% Adj. EBITDA CAGR Net Sales CAGR Equity Vesting – Outcome of the three year performance period PSUs awarded in 2023 The second tranche of the PSUs granted to On’s Executive Officers in 2023 vests in March 2026, contingent on continued employment and based on our financial results during the performance period 2022-2025. The final amount of PSUs earned is determined by the achievement of two equally weighted financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, over the two year performance period and an award multiplier determined by the TSR relative to a broad market index10 measured over the same two- year performance period. Achievement of each metric is assessed independently and measured as a CAGR. A threshold performance level must be achieved to earn a payout for each metric. At threshold, 0% of the awarded PSUs are earned, with the number of PSUs earned to increase linearly to a maximum of 200% of target in case of achievement of the maximum performance. The two financial performance metrics have different threshold and maximum performance levels relative to target performance. For Net Sales CAGR, the threshold was 83% of target performance, and the maximum was 117% of target performance. For Adjusted EBITDA CAGR, the threshold was 82% of target performance, and the maximum was 118% of target performance. The threshold, target, and maximum performance achievement for both financial performance metrics were approved by the NCC at the beginning of the performance period. At the end of the three year performance period, the Net Sales CAGR and Adjusted EBITDA CAGR were both above the maximum performance level resulting in a payout factor of 200% before the TSR multiplier was applied (see the illustration on the right). 10. The comparison of On’s TSR will be made relative to a broad index consisting of a subset of the S&P Developed BMI Consumer Durables & Apparel Index (n=127) constituents remained in the footwear, apparel/ accessories/luxury goods and leisure products GICS codes on 31/12/2025. EXECUTIVE OFFICERS COMPENSATION 27

28ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION For the three year performance period ending in 2025, On’s TSR of 142% ranked at the 88th percentile of the index, resulting in an award multiplier of 123%. When the award multiplier is applied to the payout factor of 200%, the resulting final payout factor is 247% of the PSUs awarded. Net Sales 3-year CAGR (2022–2025) Adj. EBITDA 3-year CAGR (2022–2025) TSR Relative to Index (2022–2025) 136% Target Achievement 200% Payout 145% Target Achievement 200% Payout Positive TSR at 88th Percentile 123% multiplier % of Target % of Target % of Target 83% 82% 25th 100% 100% 55th 117% 118% 90th Payout Rate Payout Rate Payout Rate 0% 0% 75% 100% 100% 100% 200% 200% 125% Threshold Goal Target Goal Maximum Goal A B C Ax50% + Bx50% = 200% payout factor before TSR Multiplier 200% × C = final payout rate of 247%

COMPENSATION REPORT 2025 2024 Two Year Performance Period Payout Curve Performance as % of target Pa yo ut a s % o f t ar ge t Threshold Max Target 50% 20 0% 15 0% 10 0% 50% 0% 100% 140%125% 150%75% Adj. EBITDA CAGR Net Sales CAGR Equity Vesting – Outcome of the two year performance period PSUs awarded in 2024 The first tranche of the PSUs granted to On’s Executive Officers in 2024 vests in March 2026, contingent on continued employment and based on our financial results during the performance period 2023-2025. The final amount of PSUs earned is determined by the achievement of two rigorous and equally weighted financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, over the two year performance period and an award multiplier determined by the TSR relative to a broad market index measured over the same two-year performance period. Achievement of each metric is assessed independently and measured as a CAGR. A threshold performance level must be achieved to earn a payout for each metric. At threshold, 0% of the awarded PSUs are earned, with the number of PSUs earned to increase linearly to a maximum of 200% of target in case of achievement of the maximum performance. The two financial performance metrics have different threshold and maximum performance levels relative to target performance. For Net Sales CAGR, the threshold was 71% of target performance, and the maximum was 118% of target performance. For Adjusted EBITDA CAGR, the threshold was 76% of target performance, and the maximum was 122% of target performance. The threshold, target, and maximum performance achievement for both financial performance metrics were approved by the NCC at the beginning of the performance period. At the end of the two year performance period, the Net Sales CAGR and Adjusted EBITDA CAGR were both above the maximum performance level resulting in a payout factor of 200% before the TSR multiplier was applied (see the illustration on the right). 11. The comparison of On’s TSR will be made relative to a broad index consisting of a subset of the S&P Developed BMI Consumer Durables & Apparel Index (n=127) constituents remained in the footwear, apparel/ accessories/luxury goods and leisure products GICS codes on 31/12/2025. 29EXECUTIVE OFFICERS COMPENSATION

30ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION For the two year performance period ending in 2025, On’s TSR of 57% ranked at the 80th percentile of the index, resulting in an award multiplier of 118%. When the award multiplier is applied to the payout factor of 200%, the resulting final payout factor is 235% of the PSUs awarded. Net Sales 2-year CAGR (2023–2025) Adj. EBITDA 2-year CAGR (2023–2025) TSR Relative to Index (2023–2025) 123% Target Achievement 200% Payout 140% Target Achievement 200% Payout Positive TSR at 80th Percentile 118% multiplier % of Target % of Target % of Target 71% 76% 25th 100% 100% 55th 118% 122% 90th Payout Rate Payout Rate Payout Rate 0% 0% 75% 100% 100% 100% 200% 200% 125% Threshold Goal Target Goal Maximum Goal A B C Ax50% + Bx50% = 200% payout factor before TSR Multiplier 200% × C = final payout rate of 235%

COMPENSATION REPORT 2025 Equity awards Following the principles outlined at the beginning of this Compensation Report, focusing on the team spirit, collective group effort to grow the company over the long term, and individual contributions and responsibilities, we awarded the Executive Officers with an equal amount of equity for 2025. Equity grants awarded to the Executive Officers in 2025, with the exception of the CEO, were solely in the form of PSUs, with vesting contingent on continued employment and the achievement of two rigorous financial performance metrics, Net Sales CAGR and Adjusted EBITDA CAGR, over a two-year and three-year performance period. The PSUs again include a relative TSR multiplier to provide additional alignment with shareholder interests. The second tranche granted in 2023 and first tranche granted in 2024 tranche were earned at the end of fiscal year 2025. Additionally, the CEO also received a one-time award of RSUs, with a value of CHF 5 million, in recognition of taking over the sole CEO position. Vesting is contingent on continued employment over the five-year period from the effective date of the grant, April 1st, 2025. The RSUs vest in three equal tranches on April 1st of the third, fourth, and fifth year of the vesting term. Total compensation awarded to the Executive Officers For the 2025 financial year, the total compensation awarded to the Executive Officers is CHF 27.33 million. The reported total for 2025 includes actual employer-paid social security contributions of CHF 5.01 million triggered by the vesting of equity awards granted in prior years (2021, 2022, and 2023). This social security amount is used in place of the estimated contributions of CHF 1.27 million pertaining to awards granted in the reporting year and as shown in the preceding table, following the methodology approved by AGM in 2024. Due to this, the total exceeds the shareholder-approved maximum of CHF 26 million by CHF 1,329,687. Consequently, a binding shareholder vote will be conducted at the upcoming AGM to approve this supplementary amount for the financial year 2025. Beginning with the 2026 financial year, the calculation of the total compensation for the applicable reporting year will be based on the projected future social security contributions payable on awards granted in the reporting period, allowing for better comparability and predictability. For comparative purposes, had the 2025 compensation been reported using this prospective methodology, the total would have been CHF 23.59 million (as shown in the table on p. 24). 31EXECUTIVE OFFICERS COMPENSATION

ON HOLDING AG COMPENSATION REPORT 2025 EXECUTIVE OFFICERS COMPENSATION 32

Share ownership

The table below shows the shareholdings of each Executive Officer[12] as of 31 December 2025, considering the number of directly held shares as well as shares that a person has the right to acquire beneficial ownership of within 60 days (audited).[13]

2025

Executive Officers:	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership
David Allemann	2'538'011	0.9 %	103'162'500	30.0 %	16.5 %	3.9 %
Olivier Bernhard	4'860'086	1.6 %	115'620'840	33.9 %	18.9 %	5.0 %
Caspar Coppetti	2'072'758	0.7 %	109'370'840	32.1%	17.5 %	3.9 %
Martin Hoffmann	1'411'105	0.5 %	19'412'500	5.6 %	3.2 %	1.0 %
Total	**10'881'960**	**3.7 %**	**347'566'680**	**nm**	**56.1 %**	**13.8 %**

2024

Executive Officers:	Class A Ordinary Shares	Class B Voting Rights Shares	% of Total Voting Power	% of Total Economic Ownership
David Allemann	3'697'713	101'225'000	16.4 %	4.3%
Olivier Bernhard	5'447'701	113'725'000	18.7 %	5.2%
Caspar Coppetti	3'117'712	107'475'000	17.3 %	4.3%
Martin Hoffmann	1'706'624	19'412'500	3.3 %	1.1%
Total	13'969'750	341'837'500	55.7 %	14.9 %

12. Marc Maurer served as an Executive Officer until 31 March 2025 and is therefore excluded from the overview. As of December 31, 2024, Mr. Maurer owned 1'206'068 Class A Ordinary Shares and 19'412'500 Class B Voting Rights Shares.
13. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ON HOLDING AG Further compensation information EMPLOYMENT AGREEMENTS All members of the Executive Officers are employed under agreements governed by Swiss law, featuring a twelve-month notice period. These agreements do not provide for any severance payments or “golden parachute” provisions upon termination of employment. POST-EMPLOYMENT NON-COMPETE The employment agreements prohibit Executive Officers from competing against On for a period of up to 12 months following the termination of the agreement. Subject to the Executive Officer’s compliance with this undertaking, On agrees to provide compensation for the duration of the non- compete period in an amount equal to 100% of the member’s final base salary (excluding any ancillary benefits and subject to statutory deductions). This is payable in monthly installments in arrears, contingent upon continued compliance with the non-compete. 14. Article 25 of On’s Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to Executive Officers. 33COMPENSATION REPORT 2025 On may, at its own discretion, waive compliance with the post-contractual non- compete in part or in whole. Following a notice of termination, any waiver of the non-compete by the Company is subject to a three-month notice period, after which such compensation payments will no longer be due, unless otherwise agreed with the Executive Officer. LOANS AND CREDITS In 2025, no loans or credits were made to Executive Officers.14 EXECUTIVE OFFICERS COMPENSATION

34XXXXXON HOLDING AG COMPENSATION REPORT 2025 Outlook for 2026 Compensation Peer group and benchmarking In June 2025, following a comprehensive annual review conducted by Compensia, the NCC adjusted the peer group to ensure it remains a precise reflection of On’s high-growth trajectory and premium brand positioning. For 2026, we continued the transition initiated 2026 Peer Group adidas AG Deckers Outdoor Corporation NIKE, Inc. Amer Sports, Inc. DICK’S Sporting Goods PUMA SE Aritzia, Inc. Garmin Ltd. Revolve Group, Inc. Birkenstock Holding plc Gildan Activewear Tapestry, Inc. Burberry Group plc H & M Hennes & Mauritz AB Under Armour, Inc. Columbia Sportswear Company lululemon athletica, Inc. V.F. Corporation Crocs, Inc. Moncler S.p.A. YETI Holdings, Inc. in the prior year, incorporating additional large- scale footwear and apparel competitors to reflect On’s expanding net sales and market capitalization. The peer group approved for the 2026 executive compensation review includes:

35COMPENSATION REPORT 2025 Board of Directors compensation Following the 2025 review, the NCC and the Board have approved no changes to the compensation structure for non-executive directors for 2026. Non-executive members will continue to receive an annual base fee and additional committee fees, delivered as a fixed amount fully settled in On Class A ordinary shares. This equity-based model remains central to our philosophy of ensuring the Board’s interests are directly aligned with those of our shareholders. The executive members of the BoD will continue to not receive any additional compensation for their BoD membership, nor for any additional duties pursued in BoD committees. Executive Officers pay mix For 2026, the CEO will continue to receive compensation under a similar framework to 2025 excluding the one-time equity award. This will include an adjustment in pay level, approved by the NCC and BoD, to ensure competitive pay levels for contributions considering the peer group benchmarking performed as part of the executive compensation review. While the cumulative adjustments in 2025 left the CEO’s total target compensation below the 25th percentile of the updated peer group, the 2026 increase is designed to position his remuneration closer to the 25th percentile. For 2026, the Founders will continue to receive the majority of their compensation in the form of PSUs.15 There will be no change in the framework or pay levels for the Founders. The PSUs for all Executive Officers will be granted under the framework of the long-term incentive plan described in detail in this document. 15. For 2026, the Founders shall continue to receive a cash payment annually, in March when the PSUs vest, to cover the required employee pension contributions for the income earned from the vesting PSUs. This payment should result in a net payout of CHF 0. OUTLOOK FOR 2026 COMPENSATION Annual cash bonus The 2026 annual cash bonus structure remains unchanged, focusing on the equally weighted metrics of Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. — Financial Payout: Capped at 125% based on financial achievement. — Individual Modifier: A +/- 25% modifier remains available to recognize the CEO’s specific contributions to team leadership and long-term success. — Maximum Opportunity: The total potential payout remains capped at 150% of target. This structure preserves our “team spirit” principle, where company-wide financial success is the primary driver of executive rewards. Long-term incentive plan For the 2026 grant cycle, we are introducing a strategic shift in the performance duration: 100% of PSUs awarded to Executive Officers and senior leaders will now be linked to a three- year performance period. This is a change from 2025 where 25% of PSUs were linked to a two- year performance period, and 75% to a three- year performance period. Aside from this shift to a full three-year cliff, the LTIP metrics remain consistent: Net Sales CAGR, Adjusted EBITDA CAGR, and the relative TSR multiplier. Global compensation framework For the broader On organization, we are evolving the compensation mix for roles eligible for the LTIP. A portion of the target annual equity for these roles will be transitioned into a combination of base salary and annual cash bonus. This shift, alongside our annual global pay reviews, ensures our framework remains highly effective at attracting and retaining top talent in a competitive global environment. Additionally, we have allocated a significant budget for the 2026 annual salary review. This ensures we continue to reward high performance, remain competitive in our key hiring markets, and provide necessary support for team members in regions impacted by high inflation. We believe the combination of the continued evolution of our compensation framework and compensation practices is working given the great team we have built, and talent we have attracted recently.

36XXXXXON HOLDING AG COMPENSATION REPORT 2025 On Holding AG

Report of the statutory auditor to the General Meeting of On Holding AG, Zurich Opinion We have audited the compensation report of On Holding AG (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables marked 'audited' on pages 12, 14, 15, 24 and 32 of the compensation report. In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation. Basis for opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked 'audited' in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon. Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.   PricewaterhouseCoopers AG, Birchstrasse 160, 8050 Zürich +41 58 792 44 00 www.pwc.ch PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Board of Directors’ responsibilities for the compensation report The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components. Auditor’s responsibilities for the audit of the compensation report Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: ● Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. ● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. Report of the statutory auditor to the General Meeting of On Holding AG, Zurich

PricewaterhouseCoopers AG     Bruno Rossi Kelly Karagas Licensed audit expert Auditor in charge   Zürich, March 3, 2026   Report of the statutory auditor to the General Meeting of On Holding AG, Zurich